FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, September 1, 2007
Ger. Gen. 179/2007

Mr. Guillermo Larrain R.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernado O’Higgins 1449
Santiago

Dear Sir,

In accordance with clause 68 of the Law 18,045 and the provisions set forth in Resolution 3,572, 2000 issued by the Superintendency, I hereby attach the Form 1, including the information regarding the resignation of Mr. Francisco Herrera Fernandez, Auditing Manager, due to personal reasons. The Board has accepted the resignation in a meeting held on August 30, 2007, and has appointed Mr. Antonio Zorrilla Ortega as the new Auditing Manager of Enersis S.A.

Best regards,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Stock Exchange of Valparaiso
Risk Classification Commission
Representative of Local Bond Holders
Central Security Depositary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: November 07, 2007